Form CB

Tender Offer/Rights Offering Notification Form

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Komatsu Fuokurifuto Kabusikikaisha
(Name of Subject Company)

Komatsu Forklift Co., Ltd.
(Translation of Subject Company's Name into English (if applicable)

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Komatsu Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable)

Tsutomu Kobayashi, General Manager, Finance Department, Komatsu Forklift Co., Ltd., 2-3-4 Akasaka, Minato-ku, Tokyo, Japan 107-8474; Tel: 81-3-3224-6522
With a copy to: Susan Morita, Arnold & Porter, 555 12th St. NW, Washington, DC 20004; Tel: (202) 942-5252

Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

Part I--Information Sent to Security Holders

Item 1. Not applicable.

Item 2. Not applicable.

Part II--Information Not Required To Be Sent to Security Holders

Press Release by Komatsu Ltd., Komatsu Forklift Co., Ltd., and Komatsu Zenoah Co., dated May 10, 2002 announcing their respective board of directors' resolutions to have Komatsu acquire all the outstanding shares of Komatsu Forklift and Komatsu Zenoah through share exchanges.

Part III--Consent to Service of Process

Komatsu Ltd. is filing a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form.

Part IV--Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

K. Kinoshita
(Signature)

Kenji Kinoshita, Chief Financial Officer
(Name and Title)

May 10, 2002
(Date)

May 10, 2002

For Immediate Release

Komatsu Ltd.
Corporate Communications
Tel: +81-(0)3-5561-2616

Komatsu Forklift Co., Ltd.
Corporate Planning Dept.
Tel: +81-(0)3-3224-6531

Komatsu Zenoah Co.
Finance & Accounting Dept.
Tel: +81-(0)49-243-1112

Komatsu Forklift and Komatsu Zenoah to become Wholly Owned Subsidiaries of Komatsu through Stock for Stock Exchanges

Komatsu Ltd., Komatsu Forklift Co., Ltd. and Komatsu Zenoah Co. held the meetings of the respective Board of Directors today and resolved that Komatsu Forklift and Komatsu Zenoah, both listed companies, become wholly owned subsidiaries of Komatsu on October 1, 2002 through stock for stock exchanges (hereinafter, Exchanges). Komatsu signed the Exchange agreements respectively with Komatsu Forklift and Komatsu Zenoah. Komatsu will conduct the concerned Exchanges by a simplified procedure as specified in Article 358 of Japanese Commercial Code without resolutions at its shareholders' meeting.

1. Purpose of Acquiring All Outstanding Shares of Two Subsidiaries

Komatsu is decisively promoting reforms of business structure in order to reinforce competitiveness of each business of the entire Komatsu Group, and substantially improve their profitability. As part of this commitment, Komatsu has also studied reconstruction of an optimal management structure from a viewpoint of improving efficiency of each business. As a result, in its machinery business which includes construction and transportation-related equipment, Komatsu has determined that it needs a highly dynamic management structure based on more unified operations with Komatsu Forklift and Komatsu Zenoah, both listed companies.

As to the mainstay business of construction and mining equipment, Komatsu has worked to streamline and strengthen its business structure by merging Komatsu MEC Corp. and Komatsu EST Corp., restructuring production plants in Japan, and forging cooperation with Komatsu Zenoah (transformed into a subsidiary in 1998). For the utility equipment business with promising growth potentials into the future, Komatsu Zenoah occupies an important position in Komatsu Group's global strategies. Komatsu and Komatsu Zenoah determined that transformation of the latter into a wholly owned subsidiary of the former is the most effective way to enhance their management efficiency while maintaining their cost competitiveness by further refining cooperation in development and production capabilities. Based on this mutual understanding, Komatsu and Komatsu Zenoah reached an agreement on the Exchange scheme.

Komatsu Forklift, responsible for the forklift truck business, became a subsidiary of

Komatsu in 2000 in order to strengthen its management base and profit generating capability. While continuing to refine cooperation with the Komatsu Group, Komatsu Forklift reached an agreement with Linde AG (hereinafter, Linde) of Germany, a world leader of forklift truck manufacturers, on equity and business tie-ups, thus building a global collaborative relationship. In view of the intensifying competition on a global scale, however, Komatsu and Komatsu Forklift have determined that it is necessary to expand cooperation within the Komatsu Group and implement more dynamic management for further growth of the forklift truck business, and thus reached an agreement on the Exchange. Furthermore, Komatsu Forklift plans to become a joint-venture company held by Komatsu and Linde in order to strengthen its competitiveness on a global basis and improve its profits.

Komatsu tries to enhance the profitability and corporate value of the Komatsu Group by optimizing the management structure of major Komatsu Group companies, whose cooperation with Komatsu has so far been reinforced, and by improving their management efficiency.

2. Terms and Conditions

A. Method

Komatsu will allot new shares to shareholders of Komatsu Forklift and Komatsu Zenoah. The shareholders of each of the two companies will become shareholders of Komatsu through the respective Exchange, and all of their shares will be exchanged for shares of Komatsu. After the Exchanges, Komatsu Forklift and Komatsu Zenoah will become wholly owned subsidiaries of Komatsu.

B. Schedule

May 10, 2002:	Boards of Directors approve Exchange agreements
May 10, 2002:	Signing of the Exchange agreements
June 26, 2002 (planned):	Shareholder approval of the Exchange agreements (annual shareholders meetings of Komatsu Forklift and Komatsu Zenoah)
September 25, 2002 (planned):	Delisting of Komatsu Forklift and Komatsu Zenoah
September 30, 2002 (planned):	Shareholder submission of share certificates for Exchanges
October 1, 2002 (planned):	Exchanges

C. Exchange Ratios

In determining Exchange ratios, Komatsu sought advice from Nomura Securities Co., Ltd. (hereinafter, Nomura Securities), while Komatsu Forklift and Komatsu Zenoah consulted Deloitte Tohmatsu Corporate Finance Co., Ltd. (hereinafter, Deloitte Tohmatsu). Each company requested its advisor to calculate relevant Exchange ratios. As a result of discussions held separately by Komatsu and Komatsu Forklift, and by Komatsu and Komatsu Zenoah with reference to the ratios calculated by their advisors, Komatsu and Komatsu Forklift, and Komatsu and Komatsu Zenoah respectively agreed on the following Exchange ratios for Komatsu and Komatsu Forklift and for Komatsu and Komatsu Zenoah.

Company	Komatsu	Komatsu Forklift	Komatsu Zenoah
Exchange Ratio	1	0.394	0.658

Note: 1 To shareholders of Komatsu Forklift and Komatsu Zenoah who are registered in the final shareholders' lists on the preceding day of the Exchange day, Komatsu will allot 0.394 shares of Komatsu per share of Komatsu Forklift and 0.658 shares per share of Komatsu Zenoah. However, Komatsu will not allot its own shares for 63,917,151 shares of Komatsu Forklift and 29,185,541 shares of Komatsu Zenoah, which the Company already owns.

2. Concerning Komatsu and the two listed companies which would become wholly owned subsidiaries of Komatsu, Komatsu's financial advisor, Nomura Securities, primarily used the market price analysis and the discounted cash flow analysis to evaluate each of the three. Such results were used as a basis for calculating the exchange ratios.
3. Regarding the Exchange ratios for Komatsu and Komatsu Forklift and for Komatsu and Komatsu Zenoah, Deloitte Tohmatsu, the financial advisor for Komatsu Forklift and Komatsu Zenoah, applied the market price analysis and the discounted cash flow method. And Deloitte Tohmatsu considered the premiums comprehensively, appraised the stock values, and calculated the exchange ratios.
4. Komatsu plans to issue 39,822,359 new shares for the Exchanges.
5. Dividends, if any, on the newly issued shares shall accrue as from October 1, 2002.
6. In the event of any significant changes in assets, business or operation, the concerned parties may through mutual discussions adjust the respective exchange ratios to reflect the changes.
7. Komatsu Forklift and Komatsu Zenoah will separately conclude an Exchange agreement with Komatsu and ask for an approval at each of their respective shareholders' meeting concerning this matter. Exchange for each of the two subsidiaries are separate and independent in their procedures, and thus not conditional on conclusion of the other Exchange agreement. Therefore, it is possible that the two proposed Exchanges may not be implemented at the same time.

3. General Information on Concerned Parties (As of March 31, 2002)

Trade Name	Komatsu Ltd. (to be 100% parent company)	Komatsu Forklift Co., Ltd. (to be 100% subsidiary)	Komatsu Zenoah Co. (to be 100% subsidiary)
Principal Lines of Business	Manufacture and sale of construction and mining equipment	Manufacture, sale and repair of industrial-use vehicles and parts	Manufacture and sale of agricultural and forestry machinery, construction equipment, industrial-use equipment and repair of aerospace engines
Date of Incorporation	May 13, 1921	February 13, 1948	May 26, 1947
Principal Office	2-3-6 Akasaka, Minato-ku, Tokyo, Japan	2-3-4 Akasaka, Minato-ku, Tokyo, Japan	1-9 Minamidai, Kawagoe-shi, Saitama-ken, Japan
Representative	Masahiro Sakane, President	Takeo Shibuya, President	Masanori Kojima, President
Capital Stock (million yen)	70,120	11,411	5,099
Total Number of Shares Issued and Outstanding	954,401,729	124,039,073	53,002,777
Shareholders' Equity (million yen)	418,818	46,216	17,678
Total Assets (million yen)	685,922	65,608	34,303
Financial Closing Date	March 31	March 31	March 31
Number of Employees	5,859	592	663

Trade Name	Komatsu Ltd. (to be 100% parent company)	Komatsu Forklift Co., Ltd. (to be 100% subsidiary)	Komatsu Zenoah Co. (to be 100% subsidiary)
Major Customers	Construction and mining equipment: sold to construction and civil engineering customers as well as machine leasing companies through distributors. Other products: sold to government agencies, construction and civil engineering and manufacturing customers.	Sold to warehousing, t ransportation and manufacturing customers as well as machine leasing companies mainly through distributors.	Sold mainly to construction and civil engineering companies as well as forestry and agricultural customers through Komatsu and distributors
Major Shareholders and Shareholdings ratios	The Taiyo Mutual Life Insurance Co. (5.8%) Nats Cumco (5.7%) Nippon Life Insurance Company (3.6%)	Komatsu (51.5%) Linde (10.0%) Komatsu Forklift Employees Shareholding Association (3.2%)	Komatsu (54.35%) The Nissan Fire & Marine Insurance Co., Ltd. (2.46%) Komatsu Zenoah Suppliers Shareholding Association (2.29%)
Major Banks*	Sumitomo Mitsui Banking Corporation, Mizuho Corporate Bank, The Hokkoku Bank, Ltd.,	Sumitomo Mitsui Banking Corporation, Mizuho Corporate Bank, The Bank of Tokyo-Mitsubishi, Ltd.,	Sumitomo Mitsui Banking Corporation, Mizuho Corporate Bank, The Bank of Tokyo-Mitsubishi, Ltd.,

Notes: 1. Figures which are smaller than in millions of yen are omitted (hereinafter).
2. Total number of shares issued and outstanding excludes treasury stock.
3. * As of April 1, 2002.

4. Financial Results (for the most recent three fiscal years) – Non-consolidated

(in millions of yen)

Trade Name	Komatsu Ltd. (to be 100% parent company)		
Fiscal Year ended	2000/3	2001/3	2002/3
Sales	441,423	430,270	382,908
Operating Profit	12,912	14,181	8,708
Ordinary Profit	9,936	11,281	3,794
Net Income (Loss)	13,612	7,222	(41,828)
Net Income (Loss) per Share (yen)	14.05	7.52	(43.81)
Annual Cash Dividends per Share (yen)	6.00	6.00	6.00
Shareholders' Equity per Share (yen)	484.22	494.09	438.83

(in millions of yen)

Trade Name	Komatsu Forklift Co., Ltd. (to be 100% subsidiary)		
Fiscal Year ended	2000/3	2001/3	2002/3
Sales	52,882	59,906	47,860
Operating Profit	205	902	598
Ordinary Profit	262	833	685
Net Income (Loss)	172	451	(2,420)
Net Income (Loss) per Share (yen)	1.95	3.84	(19.51)
Annual Cash Dividends per Share (yen)	---	2.00	2.00

Shareholders' Equity per Share (yen)	478.72	394.56	372.59

(in millions of yen)

Trade Name	Komatsu Zenoah Co. (to be 100% subsidiary)		
Fiscal Year ended	2000/3	2001/3	2002/3
Sales	42,894	41,343	36,834
Operating Profit	2,086	1,924	1,982
Ordinary Profit	1,783	1,605	1,691
Net Income	899	824	688
Net Income per Share (yen)	16.75	15.35	12.95
Annual Cash Dividends per Share (yen)	5.50	5.50	5.50
Shareholders' Equity per Share (yen)	316.10	325.87	333.54

Note: Net income (loss) per share and shareholders' equity per share for fiscal year ended March 31, 2002 are calculated after deduction of treasury stock at the fiscal year-end.

5. Changes After Stock Exchanges

A. Trade Names, Principal Lines of Business, Principal Offices, Representatives, and Capital Stock

No changes are currently contemplated with respect to trade names, principal lines of business, or capital stock for the above companies from those described in "3. General Information on Concerned Parties." Concerning representatives of the companies, while there is a plan for personnel change of the representative of Komatsu Zenoah after its annual shareholders' meeting to be held on June 26, 2002, there is no immediate plan for personnel change of the representatives of Komatsu or Komatsu Forklift.

Note: Komatsu will not increase its capital stock when undertaking the Exchanges.

B. Effects on Komatsu's Consolidated Financial Results

Because Komatsu Forklift and Komatsu Zenoah have been consolidated subsidiaries, Komatsu does not anticipate significant effects on its consolidated performance resulting from their transformation into wholly owned subsidiaries through the Exchanges or transformation of Komatsu Forklift into a joint-venture company. Komatsu will promote reforms of business structure on a groupwide basis in order to enhance management efficiency and profitability. Komatsu believes it will be able to improve consolidated results in this manner.

With respect to the Exchanges between Komatsu and each of Komatsu Forklift and Komatsu Zenoah

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) that reflect the Komatsu Group's plans and expectations in relation to the Exchange transactions described above and the benefits resulting from them. To the extent that statement in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Komatsu Ltd. and two subsidiaries referred to above in light of the information currently available for them, and involve known and unknown risks, uncertainties, and other factors. Such risks, uncertainties, and other factors include in particular the ability of Komatsu to integrate the operations of the two subsidiaries effectively and the factors set forth in "Risk Factors" of Komatsu's Annual Report dated June, 2001 which has been filed with the U.S. Securities and Exchange Commission. Such risks, uncertainties and other factors may cause the Komatsu Group's actual results, performance, achievements, or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Komatsu and the two subsidiaries undertake no obligation to publicly update any forward-looking statements after the date of this press release.

The business combination referred to in this press release (hereinafter, Transaction) involves shares of common stock of a non-U.S. company. The Transaction is subject to disclosure requirements of a non-U.S. country that are different from those of the United States. Financial information included in this press release, if any, has been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer of the securities is located in a non-U.S. country, and some or all of its officers and directors may be residents of a non-U.S. country. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

For more information, contact any of the following personnel.

Komatsu	Komatsu Forklift	Komatsu Zenoah
Masakatsu Hioki, General Manager, Corporate Communications TEL: +81-(0)3-5561-2616	Tsutomu Kobayashi, General Manager, Corporate Planning Dept. TEL : +81-(0)3-3224-6531	Tatsuo Kamiya, Executive Officer, General Manager of Finance and Accounting Dept. TEL : +81-(0)49-243-1112

(end)